EXHIBIT 5

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Board of Directors
Glamis Gold Ltd.

     We consent to the incorporation by reference in this annual report on Form 40-F/A of Glamis Gold Ltd. and to the prior incorporation by reference in the annual report on Form 40-F of Glamis Gold Ltd. dated May 3, 2002, filed under cover of Form 6-K of Glamis Gold Ltd. on May 3, 2002, and to the incorporation by reference in the registration statement on Form S-8 of Glamis Gold Ltd. filed on May 24, 2002 of our report dated February 8, 2002, relating to the consolidated balance sheets of Glamis Gold Ltd. as of December 31, 2001 and 2000 and the related consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years ended December 31, 2001, 2000 and 1999, which report appears in the December 31, 2001 Annual Report to Shareholders of Glamis Gold Ltd.

/s/ KPMG LLP
Chartered Accountants

Vancouver, Canada
Dated October 3, 2002